FILE NO: 82-35012.

Regulatory Announcement

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RECEIVED

2007 MAY -7 A 10:40

Free annual report

Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Notice of Results
Released	15:58 23-Apr-07
Number	3627V

SUPPL

23 April 2007

07023292

Detica Group plc
("Detica" or "the Group")

Notification of Results Date

Detica Group plc (LSE: DCA.L), the business and technology consulting firm that specialises in Information Intelligence, will announce preliminary results for the year ended 31 March 2007 on Monday, 4 June 2007.

Enquiries:

PROCESSED
MAY 10 2007
THOMSON
FINANCIAL

Financial Dynamics	**+44 (0)20 7831 3113**
Edward Bridges / Matt Dixon	

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